Mail Stop 3561

December 24, 2008

Roger S. Penske
Chief Executive Officer
Penske Automotive Group, Inc.
2555 Telegraph Rd.
Bloomfield Hills, Michigan 48302

> **Re:** **Penske Automotive Group, Inc.**
> **Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed March 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed May 8, 2008, August 1, 2008 and November 11, 2008**
> **File No. 001-12297**

Dear Mr. Penske:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   Please provide us with sources, appropriately marked and dated, for each factual
        statement you make throughout your document or characterize the statement as
        your belief and provide us with the basis for your belief. Also, please provide us
        with sources for any statistical claims you make throughout your document as
        well. The following are only examples of the statements for which you need
        sources or a basis of belief:

2.   Please provide us with sources, appropriately marked and dated, for each factual
        statement you make throughout your document or characterize the statement as
        your belief and provide us with the basis for your belief. Also, please provide us
        with sources for any statistical claims you make throughout your document as
        well. The following are only examples of the statements for which you need
        sources or a basis of belief:

  - "…we have the highest concentration of revenues from non-U.S. and
    premium brands among the U.S. publicly traded automotive retailers."
    Item 1. Business, page 1.
  - "As of December 31, 2007, we believe we were the largest or second
    largest volume Audi, Bentley, BMW, Land Rover, Lexus, Mercedes-Benz,
    Porsche and Toyota dealer in this market." Diversification Outside the
    U.S., page 4.
  - "In the U.S., the majority of automotive retail sales are generated by
    approximately 21,800 U.S. franchised dealerships, producing revenues of
    approximately $675 billion." Industry Overview, page 5.

        We may have further comments once we examine your response, your revisions,
        and the marked sources you provide us.

Business, page 1

Agreements with Vehicle Manufacturers, page 13

3.	We note your statement that your agreements with certain vehicle manufacturers have duration of one to five years. Please disclose those agreements set to expire in 2008 and the likelihood that you will be able to renew those agreements. Please also discuss the provisions relating to national ceilings and geographical limitations, to which you make reference in your last risk factor on page 20. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

4.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note in your table on page 37 that your used car retail revenue has increased 24.4% from 2006 to 2007 and 25.6% from 2005 to 2006. Discuss whether you expect that trend to continue. Please also discuss the impact on you as it relates to changes in the price of oil and the economic difficulties that the U.S automotive manufacturers are currently experiencing, considering we note your risk factor disclosure relating to the control automotive manufacturers have over you. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 31

Finance and Insurance Sales, page 32

Impairment Testing, page 32

5.   Please expand your discussion of the assumptions used in your discounted cash
        flow approach to provide a sensitivity analysis of those assumptions based upon
        reasonably likely changes. Where the assumptions and method used for valuing
        goodwill in the current year have changed from the prior period, please expand
        your discussion highlighting the impact of any changes.

Self-Insurance, page 33

6.   Please expand your disclosure to indicate how accurate your estimates have been
        in the past. To the extent you are seeing a trend of increasing chargebacks
        resulting from the slowing economy, please expand your disclosure accordingly.
        Also, please tell us what consideration you gave to disclosing this information
        under Rule 5-04 and Rule 12-09 of Regulation S-X.

Liquidity and Capital Resources, page 40

7.   We note your statement under your "Cash Flows from Continuing Investing
        Activities" on page 44 that "[c]apital expenditures were $195.0 million, $224.0
        million and $216.1 million during the years ended December 31, 2007, 2006 and
        2005, respectively." Please disclose, as of the end of your last fiscal year, your
        material commitments for capital expenditures for the upcoming fiscal year and
        how you expect to finance these commitments. Please refer to Item 303(a)(2) of
        Regulation S-K.

Inventory Financing, page 41

8.   You state that your "[i]nterest rates under the floor plan arrangements are variable
        and increase or decrease based on changes in various benchmarks." Please
        disclose the various benchmarks.

Cash Flows, page 44

Cash Flows from Continuing Operating Activities, page 44

9.   You disclose operating cash flows including all floor plan notes payable because
        you believe changes in aggregate floor plan liabilities are typically liked to
        changes in vehicle inventory and, therefore, are an integral part of understanding
        changes in your working capital and operating cash flow. In this regard, please
        clarify whether you have the discretion to choose trade or non-trade financing.

Also, address whether the availability of financing from either the manufacturer companies or commercial banks impacts your decision on the source of financing highlighting any changes in funds not being available from either source. Further, please explain the increase in non-trade financing relative to trade financing from 2006 to 2007.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49

10.   We note your statement "[w]e continually evaluate our exposure to interest rate fluctuations and follow established policies and procedures to implement strategies designed to manage the amount of variable rate indebtedness outstanding at any point in time in an effort to mitigate the effect of interest rate fluctuations on our earnings and cash flows" Please discuss your established policies, procedures, and strategies that are designed to mitigate the effect of interest rate fluctuations on your earnings and cash flows. Please provide, to the extent material, a similar discussion with respect to any other market risk exposures that you face. Please refer to Item 305(b)(1)(ii) of Regulation S-K.

11.   Please provide a description of the model, assumptions and parameters you used when you assessed your exposure to hypothetical changes in interest rates or foreign currency exchange rates. Please refer to Item 305(a)(1)(ii)(B) of Regulation S-K and Instruction 3(F) to Paragraph 305(a).

Item 9A. Controls and Procedures page 50

12.   We note that you include your management's report and the attestation report of your accounting firm on internal control over financial reporting as part of your Financial Statements rather than under Item 9A. Please revise your disclosure here to direct readers to your Financial Statements to locate this information, as you do on page 52 with respect to your Financial Statements.

Exhibits 31.1 and 31.2

13.   We note that in certification 31.1 filed as an Exhibit to your Form 10-K that you omitted "and" after paragraph 4(d), but added "and" after paragraphs 4(a) and (b). We also note in the same document that the last sentence of paragraph 2 states "annual report" rather than just report. In all future certifications, please omit the word "annual" or "quarterly" from paragraphs 2, 3, 4, and/or 5 of the certification. Also, the top of the exhibit should simply state "Certification" and not state "Principal Executive Officer" or "Principal Financial Officer." Please confirm that the inclusion of these titles was not intended to limit the capacity in which such individuals provided the certifications. In your future filings, your certification should appear exactly as set forth in current Item 601(b)(31) of

Regulation S-K. Also, we note that you filed your certifications under one exhibit in your Form 10-Q's. Please file each certification as an individual exhibit.

Note 1. Organization and Summary of Significant Accounting Policies, page F-11

Intangible Assets, page F-13

14.   We note you reduced the franchise value account balance at December 31, 2006 by approximately 20% through a reclassification to goodwill. Please explain to us the nature of the error, how it was discovered in 2007 and whether there would have been impairment to any franchise value if the reclassification adjustment was not made.

Impairment Testing, page F-13

15.   We note you assess goodwill for impairment at the reporting unit level, which is defined in paragraph 30 of SFAS no. 142 as an *operating segment*, or one level below an operating segment. Please tell us and disclose the reporting unit level at which you test goodwill for impairment.

Revenue Recognition, page F-15

16.   Expand your accounting policy to disclose a more detailed description of your revenue recognition for providing services. Please tell us whether you provide guarantees for your service work, either to your customers or, in the case of work done under manufacturer warranties and service contracts, to the manufacturers. If so, please explain how such guarantees impact your revenue recognition and tell us what consideration you gave to the disclosure requirements of paragraph 14 of FIN no. 45.

Note 2. Equity Method Investees, page F-18

17.   We note you have two equity method investees where your investment is less than 10 percent. An investment of less than 20 percent of the voting stock of an investee generally leads to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. Please advise us of the factors considered for each entity in concluding you exercised significant influence to support using the equity method in accounting for these investments.

Note 14. Stockholders' Equity, page F-28

18.   Please expand your disclosure to individually describe the components of "Other" recorded in comprehensive income. See SFAS 130, paragraph 17.

Note 17. Segment Information, page F-31

19.   Please revise to provide the disclosure required by SFAS 131, paragraph 26 indicating whether you have aggregated operating segments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis ("CD&A"), page 11

II. Compensation Philosophy, page 11

20.   We note your statement that "[a]t several times during each year, the program is reviewed in whole or in part with respect to various factors, including: competitive benchmarking; the tax and accounting…" Please identify the benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K, and tell us what elements of your compensation you benchmark. In this regard, we note your statement on page 12 that the "majority of [y]our executive and employee compensation is payable in cash in the short-term, and is comprised principally of salary and cash bonuses, which we believe is typical within [y]our industry."

III. Our Compensation Program, page 13

Base Salary, page 13

21.   We note under the discussion titled "Base Salary" that in setting salaries for your executive officers that "[t]he committee also considers our achievement of corporate objectives and general economic factors." Under the discussion titled "Annual Bonus Payments" you state that "[d]iscretionary bonus payments are determined in varying degrees based on three criteria:

- Evaluation of an individual's performance in the prior year;
- Evaluation of the annual performance of an individual's business unit; and
- Company-wide performance and the attainment of corporate objectives in the prior year."

Please discuss what specific items of corporate performance you take into account in setting compensation policies and making compensation decisions. Please refer to Item 402(b)(2)(v) of Regulation S-K. Also, please discuss how specific forms of compensation are structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to these items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Restricted Stock, page 13

22.   We note your statement on page 14 that your restricted stock grants are generally discretionary and are based upon a guideline range that takes into account the responsibilities of executive officers. Please discuss how you establish the guideline range and the factors of individual and corporate performance you consider when determining the amount of restricted stock to grant to a named executive officer. Also, in light of the fact that you establish a "guideline range" please provide the threshold, target and maximum payouts. If you believe that disclosure of a threshold, target, and maximum payout is not appropriate, please provide the basis for your belief.

IV. 2007 Compensation, page 15

23.   We note your statement that "[i]n reviewing individual compensation, the committee employs a form of "tally sheet" designed to capture all elements of compensation." Please analyze how the committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. For example, discuss whether the committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

President Compensation, page 17

24.   We note your statement that "…Mr. Penske, Jr. was paid a cash bonus paid in March 2008 of $547,946 which was based on a percentage of actual 2007 East region pre-tax earnings, as adjusted to exclude gains and losses attributable to the sale or shutdown of dealerships in the East region in 2007 (as these losses did not reflect operating performance)." Please disclose the pre-tax earnings, as adjusted, that you used to calculate Mr. Penske's bonus payment.

25.   According to your discussion and your "Outstanding Equity Awards at 2007 Year-End" table and the footnotes to the table, the compensation committee approved, in connection with his departure, the vesting of Roger S. Penske's 19,894 shares of restricted stock. Please discuss the factors you considered in approving the vesting of these shares of restricted stock. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Summary Compensation Table, page 18

26.   We note your statement under "Other Executive Officer Compensation" on page 18 that "[w]hile Mr. Kurnick devotes a substantial amount of time and effort to our company, his total compensation paid by us does reflect that he devotes efforts to Penske Corporation." Please disclose by way of the percentage of professional time Mr. Kurnick devotes solely to Penske Automotive Group.

27.   We note that under your "Summary Compensation" table you list the $547,946 paid to Roger S. Penske Jr. under the bonus column. In footnote three to your "Grants of Plan-Based Awards in 2007" table you indicate that "Mr. Penske, Jr. was awarded a bonus of $547,946 in 2008 resulting from a "non-equity incentive plan award" granted in March 2007." Please clarify if you consider this payment as a non-equity incentive plan award or as a bonus and provide the basis for your belief. Should you consider this a non-equity incentive plan award, please revise your "Summary Compensation" table and footnotes accordingly.

Outstanding Equity Awards at 2007 Year-End, page 20

28.   Please include as a footnote to your table a brief description of the outstanding option awards of Robert T. O'Shaughnessy and Roger S. Penske.

Form 10-Q for the quarterly period ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Overview, page 25

29.   We note your disclosure that the future success of your business will likely be dependent on, among other things, general economic and industry conditions. You further disclose that you believe many of the changes in your results in the third quarter were due to reduced consumer traffic resulting from declining consumer confidence brought about by instability in the financial markets in the markets you serve. Please address your view of the impact current trends within the current economy may have on your business, and how you have begun or anticipate addressing these trends in your operations now and beyond. See Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Critical Accounting Policies and Estimates, page 26

Impairment Testing, page 27

30.   We note there was a significant decline in your market capitalization during the
        third quarter of 2008. It appears this is a triggering event that could require you to
        reassess your goodwill for impairment. Please tell us what consideration you
        gave to reassessing the recoverability of your goodwill in the third quarter. If you
        did not perform impairment tests, please explain why. To the extent that
        impairment tests were performed, tell us how you determined that no impairment
        existed including in your response what impact the current economic environment
        had on your cash flow assumptions.

31.   Given the weakening economic and market conditions and noting your inventory
        approximates one-third of your total assets, please tell us what consideration was
        given to providing a critical accounting policy on inventory impairment. Also,
        please tell us and disclose the impact of current market conditions and
        manufacturer credits on your valuation of inventory.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. If you amend one of your filings, you may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a letter that keys your responses to our comments and provides any requested
information. Detailed letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact, Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 or in her absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

                                                    Sincerely,

                                                    H. Christopher Owings
                                                    Assistant Director